EXHIBIT 11.2

CPI Corp.
Computation of Per Common Share Loss - Basic
(Unaudited)

in thousands, except share and per share data	16 Weeks Ended		40 Weeks Ended
	November 12, 2011	November 13, 2010	November 12, 2011	November 13, 2010
Basic:
Net loss applicable to common shares	$(7,250)	$(7,713)	$(12,747)	$(2,991)

Shares:
Weighted average number of common shares outstanding	9,136,901	9,445,585	9,123,898	9,404,792
Less: Treasury stock - weighted average	(2,097,043)	(2,133,566)	(2,097,043)	(2,133,566)

Weighted average number of common and common equivalent shares outstanding	7,039,858	7,312,019	7,026,855	7,271,226

Net loss per common and common equivalent shares	$(1.03)	$(1.05)	$(1.81)	$(0.41)